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                     April 5, 2021

       Luca Santarelli
       Chief Executive Officer
       VectivBio Holding AG
       Aeschevorstadt 36
       4051 Basel
       Switzerland

                                                        Re: VectivBio Holding
AG
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed April 5, 2021
                                                            File No. 333-254523

       Dear Dr. Santarelli:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2021 letter.
 Luca Santarelli
FirstName   LastNameLuca
VectivBio Holding   AG Santarelli
Comapany
April       NameVectivBio Holding AG
       5, 2021
April 25, 2021 Page 2
Page
FirstName LastName
Amendment No. 1 to Registration Statement on Form F-1, Filed April 5, 2021

Business
Overview, page 91

1. We note the footnote to your pipeline table currently says you plan to "initiate the safety and efficacy of apraglutide" in additional indications in Pediatric SBS-IF and Acute Graft
         Versus Host Disease. We also note that your table appears to indicate that you have completed Phase 2 trials for Pediatric SBS-IF and Phase 1 trials for Acute Graft Versus
         Host Disease. To the extent you are relying on data from the Adult SBS-IF trials, please clarify. Alternatively, explain why the graph appears to indicate some Pediatric SBS-IF and Acute Graft Versus Host trials have been completed and your footnote indicates plans to initiate trials in these areas.
       You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Ryan Sansom, Esq.